UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Bankia, S.A.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Spain
(Jurisdiction of Subject Company’s Incorporation or Organization)
Bankia, S.A.
(Name of Person(s) Furnishing Form)
Ordinary Shares
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Bankia, S.A. Attn: Gerardo Artiach Paseo de la Castellana, 189 28046 Madrid, Spain +34 91 423-5186
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
800 221-0102

Michael J. Willisch
Davis Polk & Wardwell LLP
Paseo de la Castellana, 41
28046 Madrid, Spain
+34 91 768-9610

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	English translation of the “inside information” announcement regarding the decision by the boards of directors of Bankia, S.A. and CaixaBank, S.A. to approve and sign the joint merger plan for the CaixaBank - Bankia merger, dated September 18, 2020
1.2	English translation of the “other relevant information” announcement containing a presentation regarding the CaixaBank - Bankia merger negotiations, dated September 18, 2020
1.3	English translation of the “other relevant information” announcement containing a press release regarding the CaixaBank - Bankia merger negotiations, dated September 18, 2020

Item 2. Informational Legends

A legend complying with Rule 802 under the U.S. Securities Act of 1933, as amended, is included in documents furnished as exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on October 22, 2020.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerardo Artiach
(Signature)

Gerardo Artiach Head of Financial Planning and Management Bankia, S.A.
(Name and Title)

/s/ Íñigo Velázquez
(Signature)

Íñigo Velázquez Head of Investor Relations & Rating Bankia, S.A.
(Name and Title)

October 22, 2020
(Date)